UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 8)[1]

Velodyne Lidar, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92259F101
(CUSIP Number)

JAMES MASETTI
PILLSBURY WINTHROP SHAW PITTMAN LLP
2550 Hanover Street
Palo Alto, CA 94304
(650) 233-4754

DAVID S. HALL
MARTA THOMA HALL
2517 Blanding Avenue
Alameda, CA 94501
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

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1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

CUSIP No. 92259F101

1	NAME OF REPORTING PERSON DAVID S. HALL	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,071,239 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,653,225
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,071,239 (1)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (2)	
14	TYPE OF REPORTING PERSON IN	

(1) Consists of (i) 13,653,225 Shares held directly by Mr. Hall and (ii) 6,418,014 Shares held by certain other stockholders over which, except under limited circumstances, Mr. Hall holds an irrevocable voting proxy.
(2) Percentage calculated based on 198,141,550 Shares outstanding on February 21, 2022, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022.

CUSIP No. 92259F101

1	NAME OF REPORTING PERSON MARTA THOMA HALL	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,482,149
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,482,149	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (1)	
14	TYPE OF REPORTING PERSON IN	

(1) Percentage calculated based on 198,141,550 Shares outstanding on February 21, 2022, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022.

CUSIP No. 92259F101

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned ("Amendment No. 8"). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed, the Reporting Persons have sold and will continue to sell some or all of their Shares for liquidity purposes, subject to volume limitations under applicable law. The Reporting Persons are considered "affiliates" of the Issuer for purposes of Rule 144 under the Securities Act of 1933, as amended, and therefore are limited in the amount of Shares they can sell in open market purchases in any three month period. Given these limitations, the Reporting Persons expect to continue to own a substantial portion of the Shares outstanding for some time. As of March 11, 2022, the Reporting Persons do not believe they have the ability to sell any additional Shares over the next three months.

The Notice also included notice of Mr. Hall's intention to submit, on behalf of the Reporting Persons, a stockholder proposal at the Annual Meeting seeking to remove Michael Dee from the Board for cause. Since the Board is classified, under Delaware law and the Issuer's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, stockholders can only remove a director for cause and only by the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons believe cause exists to remove Mr. Dee from the Board because, in their view, Mr. Dee has controlled the Board and directed it to take actions to the detriment of all stockholders in breach of his fiduciary duties.

The Nominees are:

Nancy M. Amato, age 58, is an international expert in robotics, AI, computational biology and geometry, and high-performance and scientific computing and a leader in increasing diversity in computing at the international, national, and local level. She currently serves as the Department Head of the Computer Science Department and the Abel Bliss Professor of Engineering at the University of Illinois Urbana-Champaign, a public research university, and as a Regents Professor Emerita of Computer Science and Engineering at Texas A&M University ("Texas A&M"), a public research university, each since January 2019. Previously, Dr. Amato served as a consultant for 3M Company (NYSE: MMM), a diversified technology company operating in the safety, industrial, electronic, health care and consumer industries, from 2015 to December 2020. From 1995 to December 2018, Dr. Amato served in a variety of roles at Texas A&M, including Senior Director of the Honors Program, College of Engineering and Co-Director, ACE Scholars Honors Program, Department of Computer Science and Engineering from 2014 to December 2018; Unocal Professor and Associate Director for the Center for Large-Scale Scientific Simulations from 2011 to December 2018; Director of One Stop Information Source for the Department of Computer Science and Engineering from 2006 to December 2018; Professor in the Department of Computer Science and Engineering from 2004 to December 2018; Co-Director of the Parasol Laboratory from 1998 to December 2018; Interim Department Head from 2013 to 2014; Ombuds Officer for the College of Engineering from 2012 to 2013, among others. In addition, Dr. Amato served as a Guest Professor for ETH Zurich, a Swiss public research university, from September to December 2018; a Sabbatical Visitor for the University of Padova, the second-oldest university in Italy, in 2004; Academic Visitor for The Thomas J. Watson Research Center, which serves as the headquarters for IBM Research, the research and development division for International Business Machines Corporation (NYSE: IBM), from 2003 to 2004; Visiting Scientist for the International Computer Science Institute, a leading independent, non-profit center for research in computer science, and AT&T Bell Laboratories, a former industrial research and scientific development company, in 1994. Dr. Amato has served on the boards of numerous scientific professional societies, including the Computing Research Association, a non-profit association of North American academic departments of computer science and computer engineering and related fields, laboratories and centers in industry, government and academia, and affiliated professional societies, since 2014, serving as Vice Chair of the Board of Directors from July 2019 to June 2021 and Chair since July 2021; member of the Steering Group of the Section on Information, Computing and Communication (Section T), of the American Association for Advancement of Science, an international non-profit supporting scientific education and scientific outreach, since 2015, serving as Chair-Elect (February 2020 to February 2021), Chair (February 2021 to February 2022), and currently Retiring Chair (February 2022 to February 2023); and Member-at-Large of the Council of the Association for Computing Machinery (ACM), a scientific and educational computing society, since July 2020; the IEEE Robotics and Automation Society (IEEE RAS), an international technical professional organization, as Vice President for Member Activities from January 2018 to December 2021 and member of the Administrative Committee from 2009 to 2014 and since January 2022; and Co-Chair of the Academic Alliance of the National Center for Women & Information Technology (NCWIT), a non-profit that convenes nearly 1,500 organizations in the USA to increase the participation of girls and women in computing, from 2009 to 2011. Dr. Amato received her Ph.D. in Computer Science from the University of Illinois, her M.S. in Computer Science from the University of California at Berkeley and her B.S. in Mathematical Sciences and her A.B. in Economics from Stanford University.

David S. Hall, age 70, currently serves as the Chief Executive Officer of the Hall Family Office, a private investment company, since March 2021; a Director and Chief Executive Officer of Shoot the Moon Rocket Technologies, Inc., a magnetic space technology company, since March 2021; a Managing Member and Chief Executive Officer of Servo-Yachts, LLC, an electro-pneumatic marine technology company, since March 2021 and Chief Executive Officer of Hellyer-DMHall Properties, LLC, a real estate investment company, since March 2021. Mr. Hall served as Chief Executive Officer and Executive Chairman of the Board of Velodyne Lidar Inc. after it was spun off from Velodyne Acoustics Inc. in August 2016 until January 2020. Hall remained as Executive Chairman of the Board of VLDR up to January 2021. (Mr. Hall served as Executive Chairman of the Board through the merger in 2020 with Graf Industrial Corp., a special purpose acquisition corporation.)

Mr. Hall served as Chief Executive Officer for the Issuer's predecessor, Velodyne Acoustics, Inc. (n/k/a Velodyne Acoustics GmbH), a consumer electronics company which later reorganized into developing marine innovation, space technology, and robotics, from 1983 to the present. He has served as Chief Executive Officer and on the Velodyne Acoustics board starting in 1983, through its reorganization up to January 2021. Throughout his career, Mr. Hall has been inventing and building products across diverse industries including precision machining, loudspeaker design, acoustical engineering, electronics, microprocessors, real-time systems, vision-recovery technology and robotics. His inventions include the servo-driven subwoofer, which established Velodyne Acoustics as a leading company in the home theater movement of the 1980s and 1990s. After competing as one of the original entrants in the DARPA Grand Challenge, in 2005, Mr. Hall invented 3D Lidar to give autonomous vehicles real-time 360-degree vision. Possessing substantial experience in the industry, Mr. Hall is a thought leader on matters related to lidar and its pivotal role in the autonomous revolution. Mr. Hall holds over 75 technology patents for invention. Among the dozens of awards Mr. Hall has received, include the Smithsonian Inventor of the Year Award in Washington DC and the 2018 PACE Innovation Award for his lidar invention and contribution to the automotive industry. Mr. Hall received a B.S. from Case Western Reserve University.

Marta T. Hall, age 70, currently serves as the President of the Hall Family Office, a private investment company, since March 2021. From May 2011 to August 2016 Mrs. Hall was President of Velodyne Acoustics (n/k/a Velodyne Acoustics GmbH), and from August 2016 to January 2020 she served as President of Velodyne Lidar Inc. growing the business with David Hall from a $40M business to a value of $1.8B in 2020. In September 2020, Marta Hall became President and Chief Business Development Officer of the Issuer until March, 2020. In March 2020, Marta Hall became Chief Marketing Officer of Velodyne Lidar until February 2021. Marta Hall has served on the Issuer's Board from January 2020 to the present. Mrs. Hall conceived and hosted the first World Safety Summit for Autonomous Technology in 2017, an event which continues to draw international acclaim and be held annually. She was named Business Woman of the Year in San Francisco in 2019.

Prior to her work listed above, Mrs. Hall operated her own business, selling public sculpture to civic entities nationwide. Mrs. Hall received a Master's Degree from San Francisco State University and a Bachelor's Degree from the University of California, Berkeley.

Notwithstanding delivery of the Notice, the Reporting Persons may continue to sell some or all of their Shares for liquidity purposes, subject to volume limitations under applicable law, or change their intent at any time.

Item 5.   Interest in Securities of the Issuer.

Items 5 (a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 198,141,550 Shares outstanding, as of February 21, 2022, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022.

A.   Mr. Hall

(a)   As of the date hereof, Mr. Hall beneficially owned 20,071,239 Shares, consisting of (i) 13,653,225 Shares held directly by Mr. Hall and (ii) 6,418,014 Shares held by certain other stockholders over which, except under limited circumstances, Mr. Hall holds an irrevocable voting proxy.

Percentage: Approximately 10.1%

(b)   1. Sole power to vote or direct vote: 20,071,239
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,653,225
4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the Shares by Mr. Hall since the filing of Amendment No. 7 are set forth in Schedule A and are incorporated herein by reference.

B.   Mrs. Hall

(a)   As of the date hereof, Mrs. Hall beneficially owned 5,482,149 Shares. Mr. Hall holds an irrevocable voting proxy over all such Shares. The Shares reported below exclude the Shares held by her spouse, Mr. Hall.

Percentage: Approximately 2.8%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,482,149
4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the Shares by Mrs. Hall since the filing of Amendment No. 7 are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or she does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or she does not directly own.

<u>SIGNATURES</u>

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2022

/s/ David S. Hall
DAVID S. HALL

/s/ Marta Thoma Hall
MARTA THOMA HALL

7

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 7

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale
DAVID S. HALL			
Sale of Common Stock	(6,500,000)	2.05[1]	03/09/2022
Sale of Common Stock	(3,570,044)	2.02[2]	03/10/2022
Sale of Common Stock	(7,619,956)	2.00[3]	03/11/2022
MARTA THOMA HALL			
Acquisition of Common Stock	6,427	N/A[4]	03/09/2022
Sale of Common Stock	(2,702)	2.06[5]	03/10/2022

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[1] Represents a weighted average sales price per share. These shares were sold in multiple transactions at prices ranging from $2.01 to $2.20. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission or any security holder of the issuer, upon request, full information regarding the number of shares sold at each separate price within the range

[2] Represents a weighted average sales price per share. These shares were sold in multiple transactions at prices ranging from $2.00 to $2.09. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission or any security holder of the issuer, upon request, full information regarding the number of shares sold at each separate price within the range

[3] Represents a weighted average sales price per share. These shares were sold in multiple transactions at prices ranging from $2.00 to $2.16. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission or any security holder of the issuer, upon request, full information regarding the number of shares sold at each separate price within the range

[4] These shares were issued in connection with the merger described in that certain Agreement and Plan of Merger, dated as of July 2, 2020 (the "Merger"), and amended on August 20, 2020, by and among Graf Industrial Corp., a Delaware corporation now known as Velodyne Lidar, Inc. ("New Velodyne"), VL Merger Sub Inc., a Delaware corporation, and Velodyne Lidar, Inc., a Delaware corporation now known as Velodyne Lidar USA, Inc., Mrs. Hall received shares of common stock in New Velodyne in exchange for 1,992,832 shares of common stock in Velodyne Lidar USA, Inc. On the effective date of the Merger, the closing price of New Velodyne common stock was $24.75 per share.

[5] These sales represent shares required to be sold to cover tax withholding obligations in connection with the vesting and settlement of RSUs